June 25, 2012

VIA EDGAR AND FEDERAL EXPRESS

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ventas, Inc.
Form 10-K for the Year Ended December 31, 2011

File No. 1-10989

Dear Mr. Gordon:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 13, 2012 from you to Richard A. Schweinhart, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Form 10-K for the Year Ended December 31, 2011

Results of Operations, page 64

1.              We note your response to comment 3 of our letter dated May 4, 2012.  We continue to believe, with respect to the medical office building segment, that you should disclose the average effective annual rent per square foot.  Please confirm that you will provide this disclosure in future Exchange Act periodic filings.

As requested, the Company will provide the average effective annual rent per square foot for its medical office building segment in its future Exchange Act periodic reports.

Mr. Daniel L. Gordon

Securities and Exchange Commission

June 25, 2012

Concentration of Credit Risk, page 80

2.              We note your response to comment 6 of our letter dated May 4, 2012.  Please confirm that, to the extent there is material deterioration regarding the credit quality of your tenants during the reporting period, you will provide disclosure regarding this trend in future Exchange Act periodic filings.

As requested, the Company will provide disclosure regarding any material deterioration of the credit quality of its tenants during the reporting period in its future Exchange Act periodic reports.

Business Combinations, page 102

3.              We have reviewed your response to comment 8.  Please provide us with a detailed description of how you accounted for your acquisition of capital leases in connection with your acquisitions of ASLG and National Health Properties, Inc, including a description of how you determined the fair values of assets acquired and liabilities assumed, and tell us what literature you relied upon.

As of the ASLG acquisition date, ASLG was the lessee in various lease arrangements, some of which included provisions for future purchase options.  At the inception of each lease, ASLG determined, based on applicable accounting guidance, whether the lease should be accounted for as a capital lease or an operating lease.  ASLG determined that the purchase options were bargain purchase options favorable to the lessee and therefore concluded, in accordance with ASC 840-10-25-1 (a)-(d) and ASC 840-10-25-29, that the leases containing future purchase options should be classified as capital leases.  ASLG determined that the other leases did not meet the criteria for classification as capital leases and should be accounted for as operating leases.

To determine the classification of these leases on the ASLG acquisition date, the Company considered ASC 840-10-25-27, which requires the acquirer to retain the original lease classification of the acquiree, and subsequently account for the lease as such, if no terms were modified as a result of the acquisition.  None of the ASLG leases were modified in connection with the acquisition, and, accordingly, the Company retained the original accounting treatment for both the capital leases and operating leases acquired from ASLG.

As of the ASLG acquisition date, the Company assigned fair values to the capital lease assets and capital lease obligations, consistent with ASC 805-20-30-1.  Specifically, since the acquired leases were capitalized by the acquiree because they contained bargain purchase options, the capital lease assets were recognized and measured at the acquisition-date fair value of the underlying assets/properties using techniques consistent with those used to measure the fair values of all other properties acquired in the ASLG acquisition.  The Company determined the fair values of the capital lease obligations, including the value of

Mr. Daniel L. Gordon

Securities and Exchange Commission

June 25, 2012

the bargain purchase options, by calculating the present value of remaining contractual cash flows at a current market rate, which was consistent with the technique used to measure the fair value of assumed debt on the acquisition date.

As of the Nationwide Health Properties, Inc. (“NHP”) acquisition date, NHP did not have any lease arrangements where NHP was the lessee and the lease was recorded as a capital lease pursuant to ASC 840.  Therefore, the Company accounted for the acquisition of all real estate assets and the assumption of all real estate liabilities in accordance with ASC 805.  Through the NHP transaction, the Company acquired certain real estate assets that were owned by NHP and leased to various tenants/operators pursuant to triple-net leases with purchase options giving the tenant the right to acquire the asset at a specified price.  To the extent the tenant purchase option was favorable to the tenant, the Company recorded a liability at the acquisition-date fair value.

Capital Leases, page 132

4.              Please clarify whether the disclosure on page 132 related to capital leases relates only to capital leases acquired in connection with the ASLG acquisition, or if these amounts include future minimum lease payments due under the capital leases acquired in connection with the acquisition of National Health Properties, Inc. as well.

The disclosure on page 132 of the Form 10-K related to capital leases relates only to capital leases acquired in connection with the ASLG acquisition.  As of December 31, 2011, those leases were the only leases classified as capital leases by the Company.  The Company did not record any capital lease obligations in connection with the NHP acquisition.

We hope that the foregoing has been responsive to the Staff’s comments.  The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon

Securities and Exchange Commission

June 25, 2012

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your June 13, 2012 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,
Executive Vice President and Chief Financial Officer

cc:                     Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.

T. Richard Riney, Executive Vice President, Chief Administrative Officer and General Counsel of Ventas, Inc.